March 29, 2012

Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C.  20549

Attn:

Loan Lauren P. Nguyen, Special Counsel

Re:

New Global Energy, Inc.

Registration Statement on Form S-1

File No. 333-179669

Filed on February 24, 2012

Response to Comments dated March 22, 2012

Ladies and Gentlemen:

This letter is in response to your letter of March 22, 2012 and refers to your letter and the Form S-1/A filed in conjunction with this response. The comments may combine responses to more than one of our paragraphs and are not necessarily in order but reference each response by paragraph number.

We have made appropriate additions, deletions and/or corrections in the Form S-1/A to address your specific  remarks in paragraphs 3, 4, 5, 6, 7, 9, 10, 12, 13, 17, 18, 19, 21, 22, 23, 24, 25, 26, 28, 29, 31, 32, 33, 37, 38, 39, 40, 41, 43, 44, 45, 46, 47, 48, 49, 50, 51, 52, 53, 54, 55, 56, 57, 58, 59, 61, 62, 63, 64, 65 and 66.

With regard to your remark in paragraph 8, management has made a decision that it will terminate the offering on or before June 30, 2013.

With regard to your remarks in paragraphs   2 and 11, we have deleted certain portions or the prior business discussion that appeared repetitive or confusing,  reorganized and expanded the discussion to furnish information concerning specific activities (present and future) and anticipated expenses  related to those activities.

We have omitted the risk factors referenced in your paragraphs 14, 15 and 16 relating to “ongoing concern” language although we have included in our expanded discussion information regarding “burn rates”.

With regard to your remarks in paragraph 20.  The only amount drawn as of the date of the balance sheet on the convertible note was $5,000.00 which is reflected on the balance sheet.  The Company is not liable for amounts not drawn under the note.

We have omitted risk factors referenced in your paragraphs 27 and 30 as they appeared confusing and with the additional risk factors included in response to your other comments and changes in the discussion, we believe that the risk disclosures are adequate.

With regard to your comments in paragraph 34, we confirm our understanding of the requirement to file a post effective amendment to include any new information or changes to the plan of distribution not previously disclosed.

With regard to your remarks in paragraph 35, we have included forms of Class  A and Class B warrants as Exhibits  4.1 and 4.2.    Subscribers will receive one common share certificate and one of each of these certificates upon acceptance of the subscription.   No separate Unit certificates will be issued.

With regard to your remarks in paragraph 36,   we have removed references to a “warrant agent”.   The Company will act in its own behalf with regard to warrant conversions, redemptions and issuance.

With regard to your comment in paragraph 42, we have reviewed several graphs or drawings but most seemed too simple to add anything to the text.

With regard to your comment in paragraph 60, we have separated out the exhibits and requested that the filing agent file them separately from the document.

With regard to your comments in paragraph 1,  New Global Energy, Inc. is a startup company formed in January of 2012.  Since inception and continuing, the company through its officers continues to engage in planning and development of its energy cell concept including the search for and specification of attributes of locations for its initial energy cell including climate and water availability; preparation and  review of specifications for construction and equipment to be used in its first Energy Cell;  investigation and review of appropriate types of fish  and sources for initial feedstock as well as jatropha seeds;  operational modeling and design aimed at developing alternative financing resources and  preliminary development of branding as well as market research.     The Commission has said that the definition of a “shell” is not intended to capture a startup company. New Global Energy, Inc.  is going through the initial phase that all companies go through and the speed at which it continues to expand and develop is influenced by the speed at which it can obtain additional capital and is not covered by the definition of a “shell”.

Further, please consider this a request for acceleration of the effective date of the registration statement referred to above, to April 23, 2012 at 10:00 A.M. EDT or in the alternative, the earliest date and time acceptable to the commission after adequate time for review after the receipt of this letter.

The Company acknowledges

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should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may no assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or requests, please contact the undersigned at 321 636 5804.   Thank you  for your efforts and attention regarding this matter.

Very truly,

Perry Douglas West